SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TriMas Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

896215209

(CUSIP Number)

Daniel P. Tredwell

Heartland Industrial Associates L.L.C.

177 Broad Street, 10th Floor

Stamford, Connecticut 06901

(203) 327-1202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

177 Broad Street, 15th Floor

Stamford, Connecticut 06901-2048

(203) 325-5000

January 20, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.12d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896215209

1.	Names of Reporting Persons Heartland Industrial Associates L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 15,237,996 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 15,237,996 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,237,996 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 44.4%

14.	Type of Reporting Person OO

CUSIP No. 896215209

1.	Names of Reporting Persons Heartland Industrial Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 14,186,057 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 14,186,057 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,186,057 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 41.4%

14.	Type of Reporting Person PN

CUSIP No. 896215209

1.	Names of Reporting Persons TriMas Investment Fund I, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 9,742,230 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 9,742,230 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,742,230 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 28.4%

14.	Type of Reporting Person OO

CUSIP No. 896215209

1.	Names of Reporting Persons Metaldyne Investment Fund I, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 2,243,827 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 2,243,827 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,243,827 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person OO

CUSIP No. 896215209

1.	Names of Reporting Persons HIP Side-by-Side Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 842,675 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 842,675 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 842,675 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 2.5%

14.	Type of Reporting Person PN

CUSIP No. 896215209

1.	Names of Reporting Persons TriMas Investment Fund II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 176,312 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 176,312 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 176,312 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person OO

CUSIP No. 896215209

1.	Names of Reporting Persons Metaldyne Investment Fund II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 32,952 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 32,952 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,952 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person OO

CUSIP No. 896215209

1.	Names of Reporting Persons HIP Side-by-Side I-A, L.L.C.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 0 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 0 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person OO

CUSIP No. 896215209

1.	Names of Reporting Persons HIP Investment Holdings I, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 Shares of Common Stock

	8.	Shared Voting Power 2,200,000 Shares of Common Stock

	9.	Sole Dispositive Power 0 Shares of Common Stock

	10.	Shared Dispositive Power 2,200,000 Shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,000 Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person OO

Amendment No. 2 to Statement on Schedule 13D

This Amendment (this “Amendment”) No. 2 to Statement on Schedule 13D (as heretofore amended, the “Statement”) relates to the beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”), of TriMas Corporation, a Delaware corporation (the “Issuer”).  This Amendment is being filed on behalf of the Reporting Persons (as defined below).

The Reporting Persons are filing this Amendment to amend the statements on Schedule 13D with respect to the Common Stock filed with the Securities and Exchange Commission on March 20, 2009 pursuant to Rule 13d-1(d).

This Amendment is being filed by the Reporting Persons to :

•      add HIP Investment Holdings I, LLC as a “Reporting Person,” and

•      disclose that a registration statement on Form S-3 has been filed with the Securities and Exchange Commission so that shares which are beneficially owned by HIP and Associates (and directly owned by other Reporting Persons) may be able to be resold in order to satisfy various potential cash and other obligations of HIP which are unrelated to the Issuer or any Reporting Person’s securities ownership in the Issuer, including the possible settlement of certain litigation (unrelated to the Issuer) involving HIP; and

•      provide further details related to the preceding items.

ITEM 1.                  SECURITY AND ISSUER.

(a)	Name of Issuer: TriMas Corporation

(b)	Address of Issuer’s Principal Executive Offices: 39400 Woodward Avenue, Suite 130 Bloomfield Hills, Michigan 48304

(c)	Title and Class of Securities: Common Stock, par value $0.01

ITEM 2.                  IDENTITY AND BACKGROUND.

Item 2 is hereby amended to add the following information regarding HIP Investment Holdings I, LLC (“Holdings”) as a Reporting Person filing jointly with the other Reporting Persons.

HIP is the sole member of Holdings.  Associates is the general partner of HIP and Daniel P. Tredwell is the sole managing member of Associates.

The principal business of Holdings is to hold securities in industrial companies.

During the last five years, Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by the addition of the following:

The 2,200,000 shares of Common Stock reported herein as beneficially owned by Holdings were distributed by TIF I to HIP and then contributed by HIP to Holdings on January 20, 2010 as described in Item 4 below.

ITEM 4.                  PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated to read in its entirety as follows:

On November 5, 2009, HIP formed Holdings in the State of Delaware.  On January 20, 2010, TIF I distributed 2,200,000 shares of Common Stock to HIP, which then contributed such shares to Holdings.

On January 20, 2010, the Issuer filed a resale registration statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission with respect to the resale, from time to time, of up to an aggregate of 3,500,000 shares of Common Stock which are beneficially owned by HIP and Associates, but which are held directly by TIF I and/or Holdings, as more fully described in this Item 4.

Reason for Possible Resales by TIF I:  TIF I may desire to sell or transfer some or all of its shares of Common Stock from time to time in order to satisfy various potential cash obligations of TIF I and/or HIP which are unrelated to their securities ownership in the Issuer.  Accordingly, the Registration Statement provides that TIF I may sell, pursuant to the Registration Statement, up to 1,300,000 shares of Common Stock (subject to adjustment as described below).

Reason for Possible Resales by Holdings:  Holdings may desire to sell or transfer some or all of its shares of Common Stock from time to time in order to satisfy various potential obligations of Holdings and/or HIP relating to the possible settlement of litigation (unrelated to the Issuer).  There can be no assurance that the settlement described below will be consummated on the terms described below, if at all.  However, in anticipation of executing a definitive agreement on the litigation settlement the Registration Statement provides that Holdings may sell, pursuant to the Registration Statement, up to 2,200,000 shares of Common Stock (subject to adjustment as described below).

Adjustments to Number of Shares to Be Sold by Holdings and/or TIF I under the Registration Statement:  The aggregate number of shares to be sold by Holdings and/or TIF I under the Registration Statement will not exceed 3,500,000 shares, to be allocated between Holdings and TIF I in consultation with HIP and Associates.

Background Underlying Shares Proposed to Be Resold by Holdings:  The possible resales by Holdings arise out of a possible settlement of actions  (unrelated to the Issuer) pending in the United States District Court for the Eastern District of Michigan (the “Court”) styled Mainstay High Yield Corporate Bond Fund v. Heartland Industrial Partners, LP., et al., Case No. 2:07-cv-10542-GER-RSW (E.D. Mich.) and Egleston v. Heartland Industrial Partners, L.P., et al., Case No. 2:06-cv-13555-GER-RSW (E.D. Mich.) (collectively, the “Actions”).

An agreement in principle has been reached between certain defendants in the Actions, the lead plaintiffs in the Actions, and their counsel. The parties to the settlement agreement are negotiating final documentation, and the relevant portions of such final documentation will be filed when complete. Under the terms of the agreement in principle, it is expected that the possible resale by Holdings of Common Stock, as well as equity securities of two other issuers, combined with cash on hand at HIP, will fully satisfy HIP’s financial obligations related to the potential settlement. If the shares are not sold by Holdings to satisfy the litigation settlement, it is anticipated that HIP will pledge the equity interests in Holdings, to secure an $11 million note issued to the Plaintiffs in connection with the settlement (the “Note”).  If the Note is issued, it is expected that the issue date would occur sometime in March 2010 with a maturity date of (8) eight months following final approval of the settlement by the court.  The Note is also expected to contain certain requirements regarding the value of the collateral to be maintained for the Note.  If the value of the collateral materially decreases, HIP may choose to satisfy the provisions of the Note by the transfer of additional Common Stock of the Issuer to Holdings.  HIP could also elect to satisfy the requirements of the Note by transferring to Holdings cash on hand, additional common shares of the other two issuers, a letter of credit, or other means, or could choose to pay down the Note with a cash payment.  The pledge of the equity interests in Holdings, could under certain circumstances, give the holders of the Note the right to direct the sale of the Common Stock the Issuer which are held by Holdings.  All references to share amounts in this amendment to Item 4 are subject to adjustment for splits, reverse splits, stock dividends, share combinations and the like.

Other:  Except as set forth above, although the Reporting Persons presently have no other specific plan or proposal to acquire or dispose of Common Stock or other securities of the Issuer, consistent with their investment purpose, the Reporting Persons, at any time and from time to time, may acquire additional Common Stock or dispose of any or all of their Common Stock or other securities of the Issuer depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with their investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, prospects, ownership structure and management. The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer’s capitalization and/or changes in the board of directors or management of the Issuer.

Except as set forth in this Statement, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER.

(a)           The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 33,578,933 shares of Common Stock outstanding as of December 31, 2009, as reported to the Reporting Persons by the Issuer, plus shares issuable upon exercise or conversion of securities within 60 days (as reported to the Reporting Persons by the Issuer).

As of the date hereof:

•      9,742,230 shares of Common Stock are owned directly by TIF I;

•      2,243,827 shares of Common Stock are owned directly by MIF I;

•      842,675 shares of Common Stock are owned directly by HIP Side-by-Side;

•      176,312 shares of Common Stock are owned directly by TIF II;

•      32,952 shares of Common Stock are owned directly by MIF II;

•      no shares of Common Stock are owned directly by HIP Side-by-Side I-A; and

•      2,200,000 shares of Common Stock are owned directly by Holdings (TIF I, MIF I, HIP Side-by-Side, TIF II, MIF II, HIP Side-by-Side I-A, and Holdings, collectively, the “Direct Holders”).

HIP, as the managing member of TIF I and MIF I, is an indirect beneficial owner of shares held by TIF I and MIF I.  Associates, as the managing member of TIF II, MIF II and HIP Side-by-Side I-A, and the general partner of HIP and HIP Side-by-Side, is an indirect beneficial owner of the shares held by the Direct Holders.  HIP, as the sole member of Holdings, is an indirect beneficial owner of shares held by Holdings.

(b)            Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.  Neither the present filing nor anything contained in this item 5 shall be construed as an admission that any combination of Reporting Persons constitutes a “group” for any purpose, and each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person.

(c)            Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)            Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)            Not applicable.

ITEM 6.                  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.                  EXHIBITS

Exhibit A                Joint Filing Agreement, dated January 20, 2010, among the Reporting Persons (filed herewith).

Exhibit B                Amended and Restated Shareholders Agreement, dated as of July 19, 2002, by and among the Issuer and Metaldyne Corporation, as amended by Amendment No. 1 to the Amended and Restated Shareholders Agreement dated August 31, 2006 (incorporated herein by reference to Exhibits 10.2 and 10.3 to the Issuer’s Current Annual Report on Form 10-K, filed on March 10, 2009).

Exhibit C                Advisory Agreement, dated June 6, 2002, between HIP and the Issuer, as amended by the First Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer, and as further amended by the Second Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer (incorporated herein by reference to Exhibits 10.30, 10.31 and 10.32 to the Issuer’s Current Annual Report on Form 10-K, filed on March 10, 2009).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2010

HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HEARTLAND INDUSTRIAL PARTNERS, L.P.

By:  Heartland Industrial Associates L.L.C., its General Partner

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

TRIMAS INVESTMENT FUND I, L.L.C.

By:  Heartland Industrial Associates L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

METALDYNE INVESTMENT FUND I, L.L.C.

By:  Heartland Industrial Associates L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HIP SIDE-BY-SIDE PARTNERS, L.P.

By:  Heartland Industrial Associates L.L.C., its General Partner

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

TRIMAS INVESTMENT FUND II, L.L.C.

By:  Heartland Industrial Associates L.L.C., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

METALDYNE INVESTMENT FUND II, L.L.C.

By:  Heartland Industrial Associates L.L.C., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HIP SIDE-BY-SIDE I-A, L.L.C.

By:  Heartland Industrial Associates L.L.C., its Managing Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

HIP INVESTMENT HOLDINGS I, LLC

By:  Heartland Industrial Associates L.L.C., the General Partner of Heartland Industrial Partners, L.P., its Member

By:	/s/ Daniel P. Tredwell
Name: Daniel P. Tredwell
Title: Managing Member

INDEX TO EXHIBITS

EXHIBIT A	Joint Filing Agreement, dated January 20, 2010, among the Reporting Persons (filed herewith).

EXHIBIT B

Amended and Restated Shareholders Agreement, dated as of July 19, 2002, by and among the Issuer and Metaldyne Corporation, as amended by Amendment No. 1 to the Amended and Restated Shareholders Agreement dated August 31, 2006 (incorporated herein by reference to Exhibits 10.2 and 10.3 to the Issuer’s Current Annual Report on Form 10-K, filed on March 10, 2009).

EXHIBIT C

Advisory Agreement, dated June 6, 2002, between HIP and the Issuer, as amended by the First Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer, and as further amended by the Second Amendment to the Advisory Agreement dated November 1, 2006 between Associates and the Issuer (incorporated herein by reference to Exhibits 10.30, 10.31 and 10.32 to the Issuer’s Current Annual Report on Form 10-K, filed on March 10, 2009).